EX-99(d)(1)(a)

AMENDMENT TO INVESTMENT ADVISORY AGREEMENT

GPS FUNDS I

This amendment (the “Amendment”) is effective as of October 9, 2015, by and between GPS Funds I, a Delaware statutory trust (the “Trust”), and AssetMark, Inc. (formerly Genworth Financial Wealth Management, Inc.), a California corporation (the “Advisor”).

WHEREAS the parties entered into an Investment Advisory Agreement (the “Agreement”) dated August 30, 2013; and

WHEREAS the parties now wish to amend the Agreement, in accordance with Section 13 thereof, by changing Schedule A thereof to reduce the management fee paid to the Advisor by certain series of the Trust;

NOW THEREFORE, the parties agree as follows:

1.           Schedule A to the Agreement is hereby deleted and replaced with the following:

Schedule A
to the
Investment Advisory Agreement
between
GPS Funds I and AssetMark, Inc.

Pursuant to Section 5 of the Investment Advisory Agreement, the Trust shall cause each Fund to pay the Advisor compensation at an annual rate as follows:

Fund	Management Fee (as a percentage of average daily net assets)	Effective Date
GuideMark® Large Cap Core Fund	0.45%	October 9, 2015
GuideMark® Emerging Markets Fund	0.59%	October 9, 2015

GuideMark® Small/Mid-Cap Core Fund	0.57%	October 9, 2015
GuideMark® World ex-US Fund Fund	0.50%	October 9, 2015
GuideMark® Opportunistic Equity Fund	0.80%	August 30, 2013
GuideMark® Core Fixed Income Fund	0.50%	August 30, 2013
GuideMark® Tax-Exempt Fixed Income Fund	0.50%	August 30, 2013

Except to the extent modified by this Amendment, the remaining provisions of the Agreement shall remain in full force and effect.  In the event of a conflict between the provisions of the Agreement and those of this Amendment, the Amendment shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

AssetMark, Inc.	GPS Funds I

By:	By:

Title:	Title: